SIERRA METALS INC.

Consolidated Financial Statements

Years ended December 31, 2021 and 2020

March 14, 2022

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements. The consolidated financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”) and reflect management’s best estimates and judgments based on information currently available.

Management maintains accounting systems and internal controls to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the consolidated financial statements and to discuss audit and internal control related matters.

The Board of Directors approved the Company’s audited consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sierra Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sierra Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership

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principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 14, 2022

We have served as the Company’s auditor since at least 1997.

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Sierra Metals Inc.

Consolidated Statements of Financial Position

December 31, 2021 and 2020

(In thousands of United States dollars)

	Note	December 31, 2021	December 31, 2020
		$	$
ASSETS

Current assets:
Cash and cash equivalents		34,929	71,473
Trade and other receivables	5	37,122	38,694
Income tax receivable		4,857	438
Prepaid expenses		2,538	1,968
Inventories	6	26,677	23,476
Total Current assets		106,123	136,049

Non-current assets:
Property, plant and equipment	7	289,615	301,786
Deferred income tax		1,086	1,757
Total assets		396,824	439,592

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	8	44,308	30,317
Income tax payable		7,444	7,545
Loans payable	10	24,855	18,480
Decommissioning liability	11	1,012	1,260
Other liabilities	12	11,183	7,562
Total Current liabilities		88,802	65,164

Non-current liabilities:
Loans payable	10	55,949	80,903
Deferred income tax	9	26,824	29,903
Decommissioning liability	11	17,140	21,207
Other liabilities	12	3,477	2,207
Total liabilities		192,192	199,384

EQUITY
Share capital	13	232,915	230,980
Accumulated deficit		(74,086)	(41,820)
Other reserves		10,420	11,840
Equity attributable to owners of the Company		169,249	201,000
Non-controlling interest	14	35,383	39,208
Total equity		204,632	240,208

Total liabilities and equity		396,824	439,592

Contingencies (notes 10 and 24)

Approved on behalf of the Board and authorized for issue on March 14, 2022:

“Jose Vizquerra”	“Koko Yamamoto”
Jose Vizquerra	Koko Yamamoto
Chairman of the Board	Chairperson Audit Committee

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Income (Loss)

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts)

		Year Ended December 31,
	Note	2021	2020
		$	$
Revenue	23	272,014	246,888

Cost of sales
Mining costs	15(a)	(146,095)	(123,649)
Depletion, depreciation and amortization	15(a)	(44,700)	(41,654)
		(190,795)	(165,303)
Gross profit from mining operations		81,219	81,585

General and administrative expenses	15(b)	(23,837)	(20,270)
Selling expenses		(9,882)	(10,195)
Asset impairment	7	(35,000)	—
Income from operations		12,500	51,120

Other expenses	16	(6,894)	(665)
Foreign currency exchange gain		583	2,911
Interest expense and other finance costs	17	(3,645)	(4,293)
Derivative instruments gains		451	904
Income before income tax		2,995	49,977

Income taxes recovery (expense):
Current tax expense	9	(27,543)	(20,535)
Deferred tax recovery (expense)	9	2,440	(2,051)
		(25,103)	(22,586)

Net income (loss)		(22,108)	27,391

Net income (loss) attributable to:
Shareholders of the Company		(27,363)	23,419
Non-controlling interests	14	5,255	3,972
		(22,108)	27,391

Weighted average shares outstanding (000s)
Basic		163,276	162,638
Diluted		163,276	164,047

Basic income (loss) per share		(0.17)	0.14
Diluted income (loss) per share		(0.17)	0.14

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars)

	Year Ended December 31,
	2021	2020
	$	$

Net income (loss)	(22,108)	27,391

Other comprehensive income (loss)
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	(544)	130
Total comprehensive income (loss)	(22,652)	27,521

Total comprehensive income (loss) attributable to shareholders	(27,907)	23,549
Non-controlling interests	5,255	3,972
Total comprehensive income (loss) attributable to shareholders	(22,652)	27,521

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208

Exercise of RSUs	617,597	1,935	(1,935)	—	—	—	—
Share-based compensation expense	—	—	1,059	—	1,059	—	1,059
Dividends paid to shareholders (note 13 (c))	—	—	—	(4,903)	(4,903)	—	(4,903)
Dividends paid to non-controlling interest (note 14)	—	—	—	—	—	(9,080)	(9,080)
Total comprehensive income (loss)	—	—	(544)	(27,363)	(27,907)	5,255	(22,652)
Balance at December 31, 2021	163,428,150	232,915	10,420	(74,086)	169,249	35,383	204,632

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,379	230,456	11,566	(65,239)	176,783	35,236	212,019

Exercise of RSUs	695,174	524	(524)	—	—	—	—
Share-based compensation expense	—	—	668	—	668	—	668
Total comprehensive income	—	—	130	23,419	23,549	3,972	27,521
Balance at December 31, 2020	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars)

		Year Ended December 31,
	Note	2021	2020
		$	$
Cash flows from operating activities
Net income (loss) from operations		(22,108)	27,391
Items not affecting cash:
Depletion, depreciation and amortization		46,074	41,916
Share-based compensation		1,059	668
Impairment charge	7	35,000	—
Loss on disposals and write-offs		2,388	1,571
Change in supplies inventory reserve		2,291	176
Interest expense and other finance costs		3,652	4,592
Current income tax expense		27,543	20,535
Deferred income taxes expense (recovery)		(2,440)	2,051
Unrealized foreign currency exchange gain		(507)	(1,143)
Other non-cash items		453	—
Operating cash flows before movements in working capital		93,405	97,757
Net changes in non-cash working capital items	22	11,671	(16,991)
Decomissioning liabilities settled		(799)	(405)
Income tax paid		(32,032)	(13,380)
Cash generated from operating activities		72,245	66,981

Cash flows used in investing activities
Capital expenditures		(71,772)	(35,972)
Proceeds from sale of property, plant and equipment		—	901
Proceeds from insurance claim		—	822
Cash used in investing activities		(71,772)	(34,249)

Cash flows used in financing activities
Repayment of BCP loan		(18,750)	—
Loan interest paid		(3,209)	(4,066)
Repayment of lease liabilities		(946)	—
Dividends paid to non-controlling interest	14	(9,080)	—
Dividends paid to shareholders	13	(4,903)	—
Cash used in financing activities		(36,888)	(4,066)

Effect of foreign exchange rate changes on cash and cash equivalents		(129)	(173)

Increase (decrease) in cash and cash equivalents		(36,544)	28,493
Cash and cash equivalents, beginning of period		71,473	42,980
Cash and cash equivalents, end of period		34,929	71,473

The accompanying notes are an integral part of these consolidated financial statements.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996 and is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The financial statements were approved by the Board of Directors on March 14, 2022.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The principal subsidiaries of the Company and their geographical locations as at December 31, 2021 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
[1]

The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona’s financial results and records a non-controlling interest for the 18.16% that it does not own.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)
(c)	Foreign currency translation
(i)	Functional currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of Sierra Metals Inc., the parent entity, is the Canadian dollar (“C$”). The functional currency of the Mexican and Peruvian subsidiaries is the United States dollar.

(ii)	Presentation currency

The presentation currency of the financial statements is United States dollar (“$”). The financial statements of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting differences are recognized in other comprehensive income as cumulative translation adjustments.

(iii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statement of loss.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

(e)	Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash and cash equivalents, trade receivables, accounts payable and accrued liabilities and long-term debt. The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired.

Financial Assets

Cash and cash equivalents are recorded at amortized cost using the effective interest method.

Trade receivables are classified as financial assets at fair value through profit or loss and measured at fair value.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

Financial Liabilities

Financial liabilities, including accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.

Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk explosure to fluctuations in commodity prices. These derivative financial instruments are classified as financial instruments through profit or loss and recorded in the balance sheet at fair value. Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated Statement of Income (Loss) as derivative gain or loss.

(f)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

(g)	Inventories

Inventories consist of concentrates, ore stockpiles, supplies and spare parts. Concentrates include stockpiled concentrates at milling operations or at warehouses. Stockpiled ore is comprised of in-process mineralized material awaiting processing at milling facilities and materials for use in milling operations. Concentrates and stockpiled ore are valued at the lower of average production cost and net realizable value (“NRV”). Concentrates and stockpiled ore inventory costs include all direct costs incurred in production including direct labor and materials, freight and amortization, and directly attributable overhead costs. NRV is calculated as the estimated price at the time of sale based on prevailing metal market prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. The supplies and spare parts inventories will be used for exploration and production and are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs. If the carrying value of inventory exceeds NRV, a write-down is recognized as production costs of sales in the consolidated statement of income (loss). If there is a subsequent increase in the value of the inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

(h)	Exploration and evaluation expenditure

Exploration and evaluation expenditures are comprised of costs that are directly attributable to:

●	Researching and analysing existing exploration data;
●	Conducting geological studies, exploratory drilling and sampling;
●	Examining and testing extraction and treatment methods; and /or
●	Compiling pre-feasibility and feasibility studies

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

Exploration expenditures are costs incurred in the search for resources suitable for commercial exploitation. Evaluation expenditures are costs incurred in determining the technical feasibility and commercial viability of a mineral resource. Exploration and evaluation expenditures are capitalized when there is a high degree of confidence in the project’s viability and thus it is probable that future economic benefits will flow to the Company. Any items of property, plant and equipment used for exploration and evaluation are capitalised within property, plant and equipment.

Capitalized exploration and evaluation expenditures are considered to be tangible assets as they form part of the underlying mineral property and are recorded within property, plant and equipment - exploration and evaluation expenditures.

(i)	Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and impairment losses. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset, and for qualifying assets, the associated borrowing costs. Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalized under ‘Mining properties’ together with any amount capitalized relating to that mining project from ‘Exploration and evaluation’.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and depreciated over their estimated useful lives.

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Revenue generated during the development stage from the sale of concentrate and related costs can be deducted from capitalized costs only if the production of the saleable material is directly attributable to bringing the asset to the condition necessary for it to be capable of operating in the manner intended by management.

Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to future economic benefits and these costs can be measured reliably. Repairs and maintenance costs are charged to the consolidated statement of income (loss) during the period in which they are incurred.

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. Depreciation commences when the asset is available for use. Land is not depreciated. The major categories of property, plant and equipment are depreciated on a straight-line basis using the following average estimated useful lives below:

Asset class	Useful lives (years)
Vehicle, furniture and other assets	3 to 10
Machinery and equipment	5 to 20
Buildings and other constructions	5 to 50

Mining properties are depleted over the life of the mine using the units of production method. In applying the units of production method, depletion is normally calculated using the quantity of material to be extracted in current and future periods based on proven and probable reserves or measured and indicated resources. Such non-reserve material may be included in depletion calculations in limited circumstances and where there is a high degree of confidence in its economic extraction.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

The Company conducts an annual review of residual values, useful lives, depletion and depreciation methods used for property, plant and equipment. Changes to estimated residual values or useful lives are accounted for prospectively.

(j)	Impairment of non-financial assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is assessed at the level of cash generating units (‘CGUs’). The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use.

Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. The best evidence of fair value is the value obtained from an active market or binding sales agreement. Where this information is not available, fair value can be estimated as the present value of future cash flows expected to be realized from the continued use of the asset including expansion projects. Value in use is determined as the present value of expected future cash flows to be realized from the continued use of the asset in its present condition and from its ultimate disposal.

Capitalized exploration expenditures are reviewed for indicators of impairment, which included a decision to discontinue activities in a specific area and the existence of sufficient data indicating that the carrying amount of an exploration and evaluation asset is unlikely to be recovered from the development or sale of the asset.

Non-financial assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(k)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized and included in the carrying amounts of those assets until they are ready for their intended use. All other borrowing costs are recognized as an expense in the period incurred.

(l)	Revenue recognition

Revenues include sales of metal concentrates net of treatment and refining charges.

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc, lead, and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal right to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established on a date prior to the concentrate being delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices agreed upon with the customer at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. The variability associated with the embedded derivative for changes in the metal prices is recognized at fair value. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

(m)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use ("ROU") asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee;
●	exercise prices of purchase options if we are reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)
(n)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity.

(o)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of each tranche is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. The number of awards expected to vest is reviewed at least annually, with any change in the estimate recognized immediately in share-based payments expense with a corresponding adjustment to equity.

(p)	Share repurchases

The Company deducts from contributed surplus any excess of consideration paid over book value where the Company has repurchased any of its own common shares. Book value is calculated as the weighted average price of the shares issued and outstanding prior to the cancellation date.

(q)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to the shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and RSUs granted to employees. In periods of loss, basic and diluted EPS are the same, as the effect of dilutive instruments is anti-dilutive.

(r)	Income taxes

Tax expense comprises current and deferred income and resource taxes. Current income, deferred income and resources taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that the parent is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s)	Decommissioning and restoration liabilities

Decommissioning and restoration costs include the dismantling and demolition of infrastructure, the removal of residual materials and the remediation of disturbed areas. These costs are a normal consequence of mining activity and the majority of these expenditures are expected to be incurred at the end of the life of mine. Estimated decommissioning and restoration costs are provided in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of the estimated future costs discounted using the credit adjusted risk free rate. This provision is adjusted in each reporting period to reflect known developments, e.g. revisions to costs estimates and the timing of cash outflows.

The initial decommissioning and restoration provision together with other movements resulting from changes in estimated cash flows or the credit adjusted risk free rates is capitalized within property, plant and equipment and amortized over the life of the asset to which it relates except where it relates to a closed mine where the expenses are recognized in the statement of loss. Provision is made for the estimated present value of costs of environmental clean-up obligations outstanding as at the date of the statement of financial position, and these costs are charged to the income statement as an operating cost.

The amortization or unwinding of the discount applied in establishing the net present value of provision is accreted to the income statement in each accounting period with each interest charge included as a financing cost rather than as an operating cost.

17 | page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

3	Significant accounting estimates and judgments

In the application of the Company’s accounting policies, which are described in note 2, management is required to make judgements, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates, potentially having a material future effect on the Company’s consolidated financial statements. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgements that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements:

(a)	Impairment review of asset carrying values

In accordance with the Company’s accounting policy (note 2(j)), at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long-term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is a subsequent adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy (note 2(h)), the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2021, the Company’s assessment of its long-lived assets and exploration and evaluation expenditures resulted in an impairment of $35.0 million on its Cusi mine (December 31, 2020 - $nil) (note 7).

(b)	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used, including commodity prices, production costs, recovery rates and exchange rates. These assumptions may change significantly when new information becomes available and could result in mineral reserves being revised, which in turn would impact depletion expense, asset carrying values and the provision for decommissioning costs.

18 | page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

3	Significant accounting estimates and judgments (continued)
(c)	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

(d)	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

(e)	COVID-19 uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2020 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

19 | page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

3	Significant accounting estimates and judgments (continued)

The Company has assessed the economic impacts of the COVID-19 pandemic on its consolidated financial statements. Mining operations at the Company's Bolivar mine were impacted during the year ended December 31, 2021, resulting in a high cost of stockpile and concentrate inventory and consequent reduction of these inventories to their net realizable value (“NRV”). Further, the availability of personnel remained an issue throughout 2021, considering the absenteeism caused by quarantines and due to the recovery phase of the workers who tested COVID-positive. Low availability of manpower led to delays in mine development and consequent impact on metal production, which was particularly noticed at the Bolivar mine. The measures taken by the Company to detect and restrict the spread of COVID resulted in additional costs of $9.6 million (2020 - $5.9 million). Despite these impacts, the management has determined that the Company's ability to execute its medium- and longer-term plans and the economic viability of its assets including the carrying value of its long-lived assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

4	Adoption of new accounting standards and future accounting changes

The following new accounting standard was not yet effective for the year ended December 31, 2021 and have not been applied in preparing these consolidated financial statements.

Amendment to IAS 1, Classification of liabilities

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of this amendment on its Financial Statements.

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impacts that this modification will have on the iron ore plant project at its Bolivar mine.

20 | page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

4	Adoption of new accounting standards and future accounting changes (continued)

Interest Rate Reforms

On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards (Phase 2). The standards impacted include: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

●	changes to contractual cash flows—a company will not have to derecognize the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
●	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
●	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The Company’s credit facility with BCP (note 10) is exposed to 3-month LIBOR. As at December 31, 2021, the Company has not yet transitioned this credit agreement to an alternative benchmark interest rate. While there remains some uncertainty around the timing of adoption and the precise nature of an alternative benchmark rate, the replacement of the rate is not expected to result in a significant change in the Company’s interest rate risk management strategy or interest rate risk.

5	Trade and other receivables

	December 31,	December 31,
	2021	2020
	$	$
Trade receivables	27,001	28,750
Sales tax receivables	10,121	9,944
	37,122	38,694

6	Inventories

	December 31,	December 31,
	2021	2020
	$	$
Stockpiles	4,092	1,047
Concentrates	3,630	4,185
Supplies and spare parts	18,955	18,244
	26,677	23,476

Cost of sales are comprised of production costs and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the years ended December 31, 2021 and 2020 of $190,795 and $165,303, respectively. Supplies and spare parts inventory as at December 31, 2021 is stated net of a provision of $6,396 (2020 - $3,808) to write inventories down due to obsolescence or infrequent use. During the year ended December 31, 2021, the Company wrote down stockpiles and concentrates inventory to its NRV, recording a charge of $5,752 (2020 - $1,248). Stockpiles and concentrates inventory held at NRV as at December 31, 2021 was $2,710 (2020 - $nil).

7	Property, plant and equipment

21 | page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

				Exploration
	Plant and	Mining	Assets under	and evaluation
	equipment	properties	construction	assets	Total
Cost	$	$	$	$	$
Balance as of January 1, 2020	269,669	447,075	50,152	69,259	836,155

Additions	5,180	6,348	13,218	11,184	35,930
Change in estimate of decomissioning liability	5,427	—	—	—	5,427
Disposals	(4,514)	—	—	(2,032)	(6,546)
Transfers	24,783	25,979	(10,909)	(39,853)	—
Balance as of December 31, 2020	300,545	479,402	52,461	38,558	870,966

Additions	4,137	16,830	36,825	17,410	75,202
Change in estimate of decomissioning liability	(3,870)	—	—	—	(3,870)
Disposals	(8,033)	—	(3)	(1,312)	(9,348)
Transfers	20,414	2,345	(17,508)	(5,251)	—
Balance as of December 31, 2021	313,193	498,577	71,775	49,405	932,950

				Exploration
	Plant and	Mining	Assets under	and evaluation
	equipment	properties	construction	assets	Total
Accumulated depreciation	$	$	$	$	$
Balance as of January 1, 2020	166,946	351,053	—	13,041	531,040

Depletion, depreciation and amortization	27,475	13,958	—	—	41,433
Disposals	(3,293)	—	—	—	(3,293)
Transfers	12,310	731	—	(13,041)	—
Balance as of December 31, 2020	203,438	365,742	—	—	569,180

Depletion, depreciation and amortization	29,327	16,747	—	—	46,074
Disposals	(6,919)	—	—	—	(6,919)
Impairment	9,588	20,828	—	4,584	35,000
Balance as of December 31, 2021	235,434	403,317	—	4,584	643,335

Net Book Value - December 31, 2021	77,759	95,260	71,775	44,821	289,615
Net Book Value - December 31, 2020	97,107	113,660	52,461	38,558	301,786

a)

During Q4 2021, the Company announced its increased focus on copper and other steel-making products and possible divestment of the silver-producing Cusi CGU. As a result of this announcement, the uncertainties about the potential for the CGU to increase production (including a lower probability for the company to expand the current capacity of the CUSI CGU) and higher production costs, management concluded that impairment indicators existed as of December 31, 2021 and therefore estimated the recoverable amount of the CGU. This change in Company’s strategy resulted in a lower probability of an expansion of the Cusi facilities. As a result, the Company developed three life of mine (“LOM”) scenarios at different throughput levels, incorporating alternative design approaches and processing methods. Cash flows were forecasted for each of these LOMs considering the most recent information regarding future production levels (based on estimated quantities of mineral resources and the Company’s ability to convert resources to reserves), future production costs, capital expenditures and future metal prices. The company assigned weighted probabilities to each of these scenarios to estimate the Fair Value Less Costs of Disposal (“FVLCD”) as on December 31, 2021. Estimated quantities of mineral resources were based on information compiled by management’s experts. An impairment of $35,000 was recognized during the year ended December 31, 2021. In accordance with IAS 36, the

22 | page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

impairment loss was allocated to mineral properties and exploration & evaluation assets based on their pro rata carrying values.

7	Property, plant and equipment (continued)

The key assumptions used in making this assessment as of December 31, 2021 included future metal prices, discount rate, quantities of mineral resources and the Company's ability to convert those resources to reserves, silver grades, future production costs, and the weighted probabilities of different scenarios. Estimated quantities of mineral resources are based on information compiled by management’s internal and external experts.

Future forecasted metal prices for silver were obtained from independent sources and range between $21.04/oz and $24.07/oz during the life of the mine. If the prices used by management were to decrease by 10%, the company would have had to recognize an additional impairment charge of $18,870.

A discount rate of 10.5% was estimated based on the Cusi’s weighted average cost of capital, considering the nature of the assets being valued and their specific risk profile.  If the discount rate applied to the cash flow projections had been 100 basis points higher, the company would have to recognize an additional impairment charge of $1,727.

The quantities of mineral resources used in the determination of the FVLCD, was determined based on recent exploration results, and was estimated based on information provided by internal and external experts.  If the estimated quantities of mineral resources were 10% lower than the one estimated by management, the Company would have recognized an additional impairment charge of $6,554.

If the silver grades were 10% lower than those estimated in the different scenarios, the Company would have recognized an additional impairment charge of $18,314.

If the estimated future production costs were 10% higher than the one estimated by management, the Company would have recognized an additional impairment charge of $11,811.

If the probabilities of the different scenarios had been 10% more negative than management’s estimates, the Company would have recognized an additional impairment charge of $3,024.

b)	The Company wrote off $1,312 of exploration and evaluation assets and recognized a loss of $1,076 on disposal of equipment at the Yauricocha mine during the year ended December 31, 2021.

8	Accounts payable and accrued liabilities

	December 31,	December 31,
	2021	2020
	$	$

Trade payables	28,436	16,949
Other payables and accrued liabilities	15,872	13,368
	44,308	30,317

All accounts payable and accrued liabilities are expected to be settled within 12 months.

9	Current and deferred income tax liability
(a)	Income and resource taxes

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

	2021	2020
	$	$
Current Tax Expense

Current income tax	27,543	20,535
	27,543	20,535

Deferred Tax Recovery

Deferred tax expense (recovery)	(2,440)	2,051
	(2,440)	2,051

Total tax expense	25,103	22,586

(b)	Tax rate reconciliation

A reconciliation between income tax expense and the product of loss before income taxes multiplied by the combined Canadian federal and provincial income tax rate for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
	$	$
Income before income taxes	2,995	49,977

Expected tax rate @ 26.50% (2020 - 26.50%)	794	13,244
Effect of tax rate differences	(814)	1,838
Stock based compensation costs	177	177
Other non-deductible expenses	7,044	909
Unrealized foreign exchange income	(69)	(175)
Inflation adjustment for Mexico tax purposes	638	150
Utilization of prior year losses	12,372	3,896
Foreign exchange and other	4,125	(3,326)
Mining royalties and other	836	5,873
	25,103	22,586

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

9	Current and deferred income tax liability (continued)
(c)	Deferred tax asset and liability

The significant components and movements of the Company’s net deferred tax assets and liabilities are as follows:

	Balance		Balance		Balance
	January 1,	Change in	December 31,	Change in	December 31,
	2020	2020	2020	2021	2021
	$	$	$	$	$

Property, plant, and equipment	(816)	341	(475)	3,956	3,481
Inventory	(1,178)	(2,892)	(4,070)	(2,078)	(6,148)
Provisions	3,726	(194)	3,532	2,525	6,057
Decommissioning liabilities	5,002	1,632	6,634	946	7,580
Mining royalties	1,615	103	1,718	(1,195)	523
Mining assets	(42,554)	157	(42,397)	1,896	(40,501)
Other items	2,298	(1,000)	1,298	1,562	2,860
Non-capital losses	6,286	(672)	5,614	(5,204)	410
Net deferred tax (liabilities) assets	(25,621)	(2,525)	(28,146)	2,408	(25,738)

Deferred tax assets have not been recognized in respect of the following temporary differences:

	2021	2020
	$	$
Non-capital and capital losses	49,641	62,250
Property, plant and equipment	96	83
Mineral properties	37,290	2,280
Other	(37)	(37)
	86,990	64,576

(d)	Tax losses

In Canada, the Company has aggregate tax losses not recognized of $46,399 (December 31, 2020 – $37,771) expiring in periods from 2027 to 2041. Deferred tax assets have not been recognized in respect of these losses because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.

Also, the Company has $1,403 of capital losses in Canada that are without expiry as at December 31, 2021 (December 31, 2020 - $1,403).

(e)	Unrecognized deferred tax liabilities

As at December 31, 2021, the Company has taxable temporary difference of $83,052 (2020 - $77,582) relating to investments in subsidiaries that has not been recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

25 | page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

10	Loans payable and notes payable

	December 31,	December 31,
	2021	2020
	$	$
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP")
Current Portion	24,855	18,480
Long term Portion	55,949	80,903
Total loans payable	80,804	99,383

Senior Secured Corporate Credit Facility with BCP

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

●	Term: 6-year term maturing March 2025
●	Principal Repayment Grace Period: 2 years
●	Principal Repayment Period: 4 years
●	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at December 31, 2021.

The Company drew down $21.4 million on March 11, 2019, $48.6 million on May 8, 2019 and the balance of $30.0 million on June 29, 2019. The Company repaid the amount owed on the Corona Acquisition Loan on May 11, 2019 using funds drawn from the new facility. Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the year ended December 31, 2021, The Company made interest payments of $3,209 (2020 - $4,066).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility began in June 2021. The loan is recorded at amortized cost and is being accreted to face value over 4 years using an effective interest rate of 3.26%.

11	Decommissioning liability

26 | page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

	December 31,	December 31,
	2021	2020
	$	$

Balance, beginning of year	22,467	16,894

Liabilities settled during the year	(799)	(405)
Interest cost	478	551
Revisions and new estimated cash flows	(3,994)	5,427
Balance, end of year	18,152	22,467

Less: current portion	1,012	1,260
Long-term decommissioning liability	17,140	21,207

The Company’s decommissioning liability represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of each operation’s life. During 2021 and 2020, the decommissioning liability was calculated based on the following key assumptions:

	2021		2020
	Mexico	Peru	Mexico	Peru
Estimated undiscounted cash flows ($)	1,261	19,984	1,182	24,297
Discount rate (%)	7.8	7.0	5.6	4.1
Settlement period (years)	3	5-11	4	3-14
Inflation (%)	4.0	2.5	4.0	2.0

12	Other liabilities

	December 31,	December 31,
	2021	2020
	$	$
Current
Profit-sharing and other employee related obligations	10,195	7,267
Current portion of lease liabilities	988	295

	11,183	7,562

Non-current

Other employee related obligations	1,831	1,426
Lease liabilities	1,646	781
	3,477	2,207

As at December 31, 2021, there is a provision amounting to $6,404 for employee profit sharing in Peru and $3,791 for wages, salaries and other employee benefits outstanding (December 31, 2020 - $2,244 and $5,023, respectively).

13	Share capital and share-based payments
(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

27 | page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the years ended December 31, 2021 and 2020 was as follows:

	December 31,	December 31,
	2021	2020
Outstanding, beginning of period	1,409,058	1,630,423
Granted	617,187	898,857
Exercised	(617,597)	(695,174)
Forfeited	(362,817)	(425,048)
Outstanding, end of period	1,045,831	1,409,058

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the year ended December 31, 2021, the Company granted RSU’s totalling 617,187 which had a fair value of C$3.95 based on the closing share price at grant date. RSUs exercised during the year ended December 31, 2021 had a weighted average fair value of C$1.81 (2020 – C$2.60) and the RSUs forfeited had a weighted average fair value of C$2.17 (2020 – C$1.88). As at December 31, 2021, the weighted average fair value of the RSUs outstanding is C$2.63 (2020 – C$1.57).

The total RSU expense recognized during the year ended December 31, 2021 was $1,059 with a corresponding credit to other reserves (2020 - $668).

(c)	Cash Dividend

On November 5, 2021, the Company declared an annual cash dividend of $0.03 per common share to the holders of issued and outstanding shares as of the close of business on November 22, 2021. Accordingly, this dividend of $4,903 was paid on December 7, 2021 (2020 - $nil).

28 | page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

14	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations and after fair value adjustments on acquisition of the entity.

Summarized statements of financial position

	December 31,	December 31,
	2021	2020
	$	$
Current
Assets	97,988	118,045
Liabilities	(38,845)	(26,890)
Total current net assets	59,143	91,155

Non-current
Assets	178,610	170,277
Liabilities	(42,558)	(45,145)
Total non-current net assets	136,052	125,132
Net assets	195,195	216,287

Summarized income statement

	For the twelve months ended December 31,
	2021	2020
	$	$
Revenue	180,598	146,941
Income before income tax	54,957	39,809
Income tax expense	(26,048)	(17,934)
Total income	28,909	21,875
Total income attributable to non-controlling interests	5,255	3,972

Summarized cash flows

	For the twelve months ended December 31,
	2021	2020
	$	$
Cash flows from operating activities
Cash generated from operating activities	83,471	64,797
Net changes in non cash working capital items	1,752	(2,992)
Decomissioning liabilities settled	(730)	(405)
Income taxes paid	(23,760)	(12,824)
Net cash generated from operating activities	60,733	48,576
Net cash used in investing activities	(37,903)	(19,205)
Net cash used in financing activities (1)	(54,956)	705
Effect of foreign exchange rate changes on cash and cash equivalents	(31)	(53)
(Decrease) increase in cash and cash equivalents	(32,157)	30,023
Cash and cash equivalents, beginning of period	65,027	35,004
Cash and cash equivalents, end of period	32,870	65,027

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

(1)	includes dividends of $9,080 paid to non-controlling interests

15	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the years ended December 31, 2021 and 2020 relate to the Yauricocha, Bolivar and Cusi Mines.

(a)	Mining costs

	Year Ended December 31,
	2021	2020
	$	$
Employee compensation and benefits	29,756	26,472
Third party and contractors costs	68,962	52,616
Depreciation	44,700	41,654
Consumables	33,910	30,850
Changes in inventory and other	13,467	13,711
	190,795	165,303

(b)	General and administrative expenses

	Year ended December 31,
	2021	2020
	$	$
Salaries and benefits	9,929	9,097
Consulting and professional fees	6,016	2,922
Office expenses	2,211	2,182
Marketing and communication expenses	804	815
Share-based compensation expense	1,059	668
Listing and filing fees	299	257
Director expenses	941	1,307
Travelling expense	368	237
Other	2,210	2,785
	23,837	20,270

16	Other expenses (income)

	2021	2020
	$	$
Loss on sale of supplies and fixed assets	1,441	124
Exploration expenditure written off	1,312	1,829
Allowance for inventory obsolescence	2,291	176
Miscellaneous expenses (income)	1,850	(1,464)
	6,894	665

17	Interest expense and other finance costs

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

	2021	2020
	$	$
Interest expense on loans	3,181	4,046
Interest cost on decommissioning liability	471	547
Other interest	294	—
Interest income	(301)	(300)
	3,645	4,293

18	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

●	Peru – Yauricocha Mine
●	Mexico – Bolivar and Cusi Mines

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

18	Segment reporting (continued)

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2021	$	$	$	$	$
Revenue (1)	180,598	65,275	26,141	—	272,014

Production cost of sales	(80,765)	(43,186)	(22,144)	—	(146,095)
Depletion of mineral property	(9,329)	(5,424)	(1,908)	—	(16,661)
Depreciation and amortization of property, plant and equipment	(15,571)	(8,805)	(3,663)	—	(28,039)
Cost of sales	(105,665)	(57,415)	(27,715)	—	(190,795)

Gross profit (loss) from mining operations	74,933	7,860	(1,574)	—	81,219

Income (loss) from operations (2)	60,919	(2,201)	(40,283)	(5,935)	12,500
Derivative instrument gains	—	—	451	—	451
Interest expense and other finance costs	(2,347)	(139)	(57)	(1,102)	(3,645)
Other income (expense)	(6,327)	(279)	(278)	(10)	(6,894)
Foreign currency exchange gain (loss)	(265)	420	171	257	583
Income (loss) before income tax	51,980	(2,198)	(39,997)	(6,790)	2,995

Income tax (expense) recovery	(26,273)	831	339	—	(25,103)

Net income (loss) from operations	25,707	(1,368)	(39,657)	(6,790)	(22,108)

December 31, 2021	Peru	Mexico		Canada	Total
	$	$		$	$
Total assets	252,638	142,745		1,441	396,824
Non-current assets	178,892	111,744		65	290,701
Total liabilities	138,332	28,729		25,131	192,192

(1)	Includes provisional pricing adjustments of:$(493) for Yauricocha, $(221) for Bolivar, and $(549) for Cusi.
(2)	Includes impairment charge of $35,000 on Cusi

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

18	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2020	$	$	$	$	$

Revenue (1)	146,941	81,762	18,185	—	246,888

Production cost of sales	(70,660)	(37,319)	(15,670)	—	(123,649)
Depletion of mineral property	(8,503)	(3,873)	(2,063)	—	(14,439)
Depreciation and amortization of property, plant and equipment	(13,455)	(10,320)	(3,440)	—	(27,215)
Cost of sales	(92,618)	(51,512)	(21,173)	—	(165,303)

Gross profit from mining operations	54,323	30,250	(2,988)	—	81,585

Income (loss) from operations	40,179	19,953	(4,725)	(4,287)	51,120
Derivative instrument gains	—	—	904	—	904
Interest expense and other finance costs	(2,965)	18	(105)	(1,241)	(4,293)
Other income (expense)	(2,476)	1,573	238	—	(665)
Foreign currency exchange gain	329	1,575	345	662	2,911
Income (loss) before income tax	35,067	23,119	(3,343)	(4,866)	49,977

Income tax expense	(17,934)	(3,797)	(855)	—	(22,586)

Net income (loss) from operations	17,133	19,322	(4,198)	(4,866)	27,391

December 31, 2020	Peru	Mexico		Canada	Total
	$	$		$	$
Total assets	269,179	167,866		2,547	439,592
Non-current assets	170,681	132,822		40	303,543
Total liabilities	141,548	26,952		30,884	199,384
(1)	Includes provisional pricing adjustments of: $2,899 for Yauricocha, ($889) for Bolivar, $1,180 for Cusi

For the year ended December 31, 2021, 66% of the revenues ($180,598) were from seven customers based in Peru and the remaining 34% of the revenues ($91,416) were from two customers based in Mexico. In Peru, two major customers accounted for 53% and 25% of the revenues. In Mexico, the two customers accounted for 69% and 31% of the revenues.

As at December 31, 2021, the trade receivable balance of $27,001 ($28,750 as at December 31, 2020) includes amounts outstanding of $5,943 ($10,957 as at December 31, 2020) and $21,058 ($17,793 as at December 31, 2020) from the customers in Mexico and Peru, respectively.

For the year ended December 31, 2020, 60% of the revenues ($146,941) were from six customers based in Peru and the remaining 40% of the revenues ($99,947) were from two customers based in Mexico. In Peru, two major customers accounted for 37% and 33% of the revenues. In Mexico, the two customers accounted for 77% and 23% of the revenues.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Financial assets and liabilities by category

	Amortized
	Cost	FVTPL	Total
At December 31, 2021	$	$	$
Financial assets
Cash and cash equivalents	34,929	—	34,929
Trade receivables (1)	—	27,001	27,001
Total Financial assets	34,929	27,001	61,930

Financial liabilities
Accounts payable and accued liabilities	44,308	—	44,308
Loans payable	80,804	—	80,804
Total Financial liabilities	125,112	—	125,112

	Loans and
	receivables	FVTPL	Total
At December 31, 2020	$	$	$
Financial assets
Cash and cash equivalents	71,473	—	71,473
Trade receivables (1)	—	28,750	28,750
Total Financial assets	71,473	28,750	100,223

Financial liabilities
Accounts payable and accued liabilities	30,317	—	30,317
Loans payable	99,383	—	99,383
Total Financial liabilities	129,700	—	129,700
(1)	Trade receivables exclude sales and income tax receivables.
(b)	Fair value of financial instruments

As at December 31, 2021 and 2020, the fair value of the financial instruments approximates their carrying value.

(c)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2021 and 2020, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	December 31, 2021				December 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	—	27,001	—	27,001	—	28,750	—	28,750
	—	27,001	—	27,001	—	28,750	—	28,750
(1)	Trade receivables exclude sales and income tax receivables.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2021 and 2020.

(d)	Financial risk management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results. The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts and commodity price future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to so under a credit facility, which would be approved of the Board of Directors.

i)	Market Risk
(1)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables and accounts payable and other liabilities that are subject to currency risk.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

The following are the most significant areas of exposure to currency risk:

	December 31, 2021
			Peruvian
		Mexican	Nuevo
	CAN dollar	Peso	Soles	Total $

Cash and cash equivalents	301	55	678	1,034
Income tax and other receivables	69	19,478	1,665	21,212
	370	19,533	2,343	22,246

Accounts payable and other liabilities	(705)	(38,271)	(22,997)	(61,973)

Total	(335)	(18,738)	(20,654)	(39,727)

	December 31, 2020
			Peruvian
		Mexican	Nuevo
	CAN dollar	Peso	Soles	Total $

Cash and cash equivalents	179	1,706	1,625	3,510
Income tax and other receivables	39	13,371	723	14,133
	218	15,077	2,348	17,643

Accounts payable and other liabilities	(885)	(27,009)	(16,438)	(44,332)

Total	(667)	(11,932)	(14,090)	(26,689)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of Income (Loss). As at December 31, 2021, the Company has not entered into any derivative contracts to mitigate this risk.

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2021, with all the other variables held constant, would have resulted in an increase to the Company’s net income of $2,455 (2020 - $1,965).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2021 and 2020, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

(2)	Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable (note 10). The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2021 on its loans and notes payable was 3.31% (2020 – 4.07%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $678 (2020 - $708).

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)
(3)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

As at December 31, 2021 and 2020, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. The Company’s exposure to commodity price risk is as follows:

	2021	2020
Commodity	$	$

10% decrease in silver prices	(1,458)	(471)
10% decrease in copper prices	(3,213)	(743)
10% decrease in zinc prices	(605)	(354)
10% decrease in lead prices	(1,002)	(105)
10% decrease in gold prices	(297)	(928)

The increase in commodity price risk in 2021 compared to 2020 resulted from higher metal prices and the increase in unhedged positions.

As at December 31, 2021 and 2020, the Company did not have any forward contracts outstanding.

ii)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs, note 10.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2021 of the Company’s financial liabilities and operating and capital commitments:

	Within 1 year	1-2 years	3-5 years	After 5 years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	44,308	—	—	—	44,308
Loans payable	25,000	25,000	31,250	—	81,250
Interest on loans payable	2,433	1,586	797	—	4,816
Decommissioning liability	1,034	3,824	3,090	13,297	21,245
Other liabilities	11,183	3,477	—	—	14,660
Total Commitments	83,958	33,887	35,137	13,297	166,279

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

In the opinion of management, the working capital at December 31, 2021, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2022.

iii)   Credit risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that 78% of its revenue in Peru is from two customers and 100% of its revenue in Mexico is from two customers. There are no significant provisions recorded for expected credit losses as at December 31, 2021 and 2020.

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

The Company’s maximum exposure to credit risk is as follows:

	December 31,	December 31,
	2021	2020
	$	$
Cash and cash equivalents	34,929	71,473
Trade receivables	27,001	28,750
	61,930	100,223

20	Capital management

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis; continue the development and exploration of its mining properties and pursue strategic growth initiatives, while minimizing the cost of such capital; and to provide an adequate return to its shareholders.

The capital of the Company consists of items included in equity attributable to owners of the Company and debt, net of cash and cash equivalents as follows:

	December 31,	December 31,
	2021	2020
	$	$
Equity attributable to owners of the Company	169,249	201,000
Loans payable	80,804	99,383
	250,053	300,383
Less: Cash and cash equivalents	(34,929)	(71,473)
	215,124	228,910

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

20	Capital management (continued)

In order to facilitate the management of capital requirements, annual budgets are prepared and updated as necessary based on various factors, many of which are beyond the Company’s control. In assessing liquidity, the Company takes into account its expected cash flows from operations, including capital asset expenditures, and its cash and cash equivalents. The Board of Directors reviews the annual and updated budgets.

The Company ensures that there are sufficient committed credit facilities to meet its short-term requirements. At December 31, 2021, the Company expects its current capital resources to be sufficient to support its normal operating requirements on an ongoing basis and planned development and explorations programs. At December 31, 2021, the Company was in compliance with the external capital requirements.

21	Related party transactions
(a)	Related party transactions

During the year ended December 31, 2021, the Company recorded consulting fees of $200 (2020 - $200) to companies related by common directors or officers. Related party transactions occurred in the normal course of business.

(b)  Compensation of directors and key management personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	$	$
Salaries, Cash Bonuses, Severance and Directors Fees	2,626	2,289
Share-based payments[1]	1,373	496
	3,999	2,785

1 calculated at fair value on day of the grant

22	Changes in working capital

	Year Ended
	December 31,
	2021	2020
	$	$
Trade and other receivables	1,572	(6,802)
Financial and other assets	(1,470)	(63)
Inventories	(5,492)	1,918
Accounts payable and accrued liabilities	13,991	(12,600)
Other liabilities	3,070	556
	11,671	(16,991)

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

23	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Year Ended
	December 31,
	2021	2020
	$	$
Revenues from contracts with customers	273,277	243,698
Provisional pricing adjustments on concentrate sales	(1,263)	3,190
Total revenues	272,014	246,888

The following table sets out the disaggregation of revenue by metals and form of sale:

	Year Ended
	December 31,
	2021	2020
	$	$
Revenues from contracts with customers:
Silver	65,884	54,641
Copper	96,493	96,159
Lead	26,086	22,068
Zinc	71,077	49,102
Gold	13,737	21,728
Total revenues from contracts with customers	273,277	243,698

24	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V.

Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. As per the latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

25Subsequent event

In January 2022, the Company launched the process of divestiture of the Cusi assets.

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